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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2000


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



                 [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  X            Form 40-F
                                  ---                    ----



                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes                No  X
                                  ---              ----


                 [If "Yes" is marked, indicate below the file number assigned
        to the registrant in connection with Rule 12g3-2(b):  82-       ]
                                                                 -------



                               -------------------------


      This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
              Corporation (Registration Statement No. 333-11306)


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                               DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS



      1.  Letter to the shareholders of DaimlerChrysler AG, dated December
          18, 2000

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                                                                          1

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                                 DAIMLERCHRYSLER




                                                                 December 2000




Dear Shareholder,

The last few weeks have seen a high level of interest in DaimlerChrysler, with a focus in particular on our Chrysler business. Under the circumstances we thought that it might be useful to set out the situation for you as we see it.

Over the last five years, we have completely restructured and refocused the DaimlerChrysler Group, from a diversified industrial company to one of the world's leading automotive manufacturers. In the process, we have shed not only a number of loss-making and non-core operations, but we have also considerably improved the cost structure of our automobile operations in Germany. This has been possible thanks to the dedication and flexibility of our workforce. Our goal remains to be the world's leading and most profitable automobile manufacturer.

As we anticipated five years ago, the past three years have seen further consolidation in the automotive industry, and a surge of alliances and partnerships. Through the merger between Daimler-Benz and Chrysler, DaimlerChrysler led this process. We followed through - in our partnerships with Mitsubishi Motors Corporation and Hyundai Motor Company - with moves to position ourselves in the fast growing markets of Asia.

Although Chrysler is going through a challenging period right now, we are confident that the Chrysler merger, the alliance with Mitsubishi Motors and the acquisition of a stake in Hyundai will bring us the world-wide growth opportunities and the economies of scale we need in order to create long-term shareholder value.

We are now present in all major world markets, we have brands and products to appeal to a very wide variety of customers world-wide, and our product offensive continues. Over the next five years, we will renew more than 80% of our product range by launching up to 60 new models and our Asian partners will be modernizing their products in co-ordination with us. Different brands will develop different models for different regions but where appropriate share components and systems. Synergies such as these will improve our margins, reinforce our ability to innovate, and strengthen the loyalty of our customers. For example, in Germany eight out of ten Mercedes-Benz customers buy another Mercedes-Benz.

In 1999, the year following the merger of Daimler-Benz and Chrysler, DaimlerChrysler reported an operating profit of Euro 10.3 billion (adjusted for one-time effects) and Chrysler reported an operating profit of Euro 5.2 billion. For the Group as a whole this was a record and for Chrysler it was their second-highest profit ever.

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                                       2


This year, Mercedes-Benz Passenger Cars & smart and Commercial Vehicles have continued to perform well, but Chrysler's performance has become particularly challenging since the summer. Preliminary estimates suggest that, despite losses in the third and fourth quarters, Chrysler is likely to achieve an operating profit of around Euro 500 million for the year. DaimlerChrysler as a whole expects to announce an operating profit of between Euro 9.5 billion and Euro
10 billion, including one-time items, which are likely to total Euro 4.5 billion.

Mercedes-Benz Passenger Cars is expected to produce a record level of earnings, despite significant R&D costs for new models to be launched in the next few years. The production start-up of the new C-class was extremely rapid, enabling us to sell 47,600 new C-class vehicles in the third quarter. Next year, we will bring to the market the new SL as well as two additional variants of the C-class (the station wagon and the sports coupe) and, in 2002, we will launch the next E-class, the CLK successor coupe and the ultimate in luxury, the new Maybach.

Commercial Vehicles is an excellent example of our approach to global and segmental diversification. This year we have been able to offset the downturn in the US heavy truck market with a successful performance in the European and emerging markets and within the van business. Thus, while the outlook for unit sales for the year as a whole is a little lower than last year, we expect earnings to be slightly higher. In the future, we also expect to develop our commercial vehicles business through opportunities provided by our Asian alliance.

The Services business has had a challenging year, especially in the third quarter, due to pressure on residual values in the US, but we have tightened up our control systems and our marketing measures for used vehicles. We are confident that this business has an important role to play in cementing long-term relationships with customers.

During the course of the year, we have also taken further important steps to focus our operations on the core automobile business. We have exchanged shares in Dasa for a stake of more than 30% in EADS, whose shares have risen by more than 20% since the IPO in July, Deutsche Telekom has taken a 50.1% stake in debis Systemhaus, our IT services company, and we have announced the sale of Adtranz to Bombardier. We will record substantial capital gains from these transactions, which will result in significant one-time effects.

We have also considerably strengthened our commercial vehicle business through the acquisitions of Western Star, a Canadian truck maker, and the outstanding shares in Detroit Diesel, a US truck engine manufacturer. In summary, through a series of strategic acquisitions and divestitures, we have positioned the Group to be a world-class automobile manufacturer.

Turning now to why the situation at Chrysler began to worsen during the course of 2000, the reasons for this were two-fold:

Firstly, competitive pressure in the US automotive market increased significantly, as evidenced by the strong rise in sales incentives or discounts which are up by over one third compared with a year ago, and are almost three times what they were in 1997.


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                                       3

Secondly, Chrysler faced a number of specific challenges. We launched several major new products - the new minivan, the PT Cruiser, the Dodge Stratus and the Chrysler Sebring and convertible - this is good but launching so many products in such a short space of time is expensive. New products entail significant up-front costs, both in terms of marketing spend on the new product and the need to offer discounts on the old product to clear stock levels.

Chrysler has also been hurt by the unusually fierce nature of the competition that has occurred in the historically profitable niches in which it has operated; the minivan, the sports utility and the pick-up truck segments. Our competitors recognized the profitability of these segments, entered with new products and increased capacity. Chrysler did not adjust its cost structure sufficiently to take into account the changed conditions in the market.

Decisive action has now been taken to solve the situation at Chrysler. On November 17th with the approval of the Supervisory Board significant changes were made to the Chrysler top team addressing our very serious concerns about the performance of the business. Dieter Zetsche, the new President/Chief Executive Officer of Chrysler, and Wolfgang Bernhard, the new Chief Operating Officer, have been chosen to lead the Chrysler team because of their past successes at DaimlerChrysler. Dieter Zetsche, Wolfgang Bernhard and all the employees at Chrysler have our full support.

The management team has a wide-ranging mandate to reposition and restructure the Chrysler business to enable it to regain its strong market position and to become highly profitable again. Already we have begun to take the tough decisions necessary to restore the business to full financial health; we have cut production to a more realistic level to reduce inventories and we will rigorously examine every part of the value chain. The management team will report fully on their plans in late February and we will share these findings with you at the time of the announcement of our full year results on February 26th.

In order to restore Chrysler to profitability as soon as possible what is already clear is that we must restructure the business - this will bring with it a cost. This expenditure however should also ensure DaimlerChrysler maintains its position at the forefront of the modern automotive industry.

In addition, Mitsubishi Motors in which we have a 34% stake (consolidated at equity) will refocus its business over the coming year. Again, we will give more detail of this at the time of the announcement of our full year results.

In 2001 we believe that the competitive market environment will continue to intensify and that our underlying financial performance, particularly in the United States, will reflect this. Indeed, if the automobile industry, especially in the US, becomes weaker in 2001 we will face a year which is even more challenging than 2000. We have no doubt, that our strong overall financial position will allow us to overcome the current difficult transition period within our business.

Recently several lawsuits have been filed in the United States making various allegations about the 1998 Chrysler merger. We are firmly convinced that these claims are without basis in fact or law and will vigorously defend against them.


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                                       4


At DaimlerChrysler we share a vision for the future. A future in which we continue to do what we have always done so well - but do it better. By pooling the energy and experience of our talented people and of the highly successful brands we have built. By developing and leveraging our global resources and operations to build, and offer, the world's best cars and trucks, in all segments and for all markets. This is how we plan to deliver sustainable, long-term growth in the value of your investment in DaimlerChrysler. In all of this, your continued support for DaimlerChrysler will be crucial to the outcome.


Yours sincerely,
DaimlerChrysler AG


/s/ Juergen Schrempp                /s/ Manfred Gentz
--------------------------          -------------------------
Juergen Schrempp                    Manfred Gentz


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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/  ppa.  Hans-Georg Bruns
                               -----------------------------------------------
                               Name:  Dr. Hans-Georg Bruns
                               Title: Vice President
                                      Chief Accounting Officer




                          By:  /s/  i. V. Robert Koethner
                               -----------------------------------------------
                               Name:  Robert Koethner
                               Title: Director




Date: December 18, 2000